



2024
ANNUAL REPORT
Chemung Financial Corporation

As New York State's oldest independent community bank, it's an honor to celebrate the vibrant history and roots of our institution and the communities around it. This year, we celebrate the Erie Canal's bicentennial. The Canal runs throughout our bank's footprint, from Albany (Peebles Island, Waterford pictured right on the cover) through Syracuse and in Seneca Falls' backyard (Seneca Canal, connecting the Erie Canal & Seneca Lake, pictured center on the cover) to Buffalo, where our newest division opened in Williamsville, NY (the left photo on the cover, where Lake Erie & the Erie Canal meet).

(in thousands, except per share data and employee count)

Operating Results - Year Ended December 31:	2024	2023	% of Change
Net interest income	$74,059	$74,457	0.5%
Provision (credit) for credit losses (1)	(46)	3,262	N/M
Other operating income:			
Wealth Management Group fee income	11,573	10,460	10.6%
Other income	11,657	14,089	(17.3)%
Other operating expenses	67,250	64,243	4.7%
Income tax expense	6,414	6,501	(1.3)%
Net income	$23,671	$25,000	(5.3)%

At Year End:			
Assets	$2,776,147	$2,710,529	2.4%
Loans, net of deferred loan fees	2,071,419	1,972,664	5.0%
Allowance for credit losses	21,388	22,517	(5.0)%
Deposits	2,396,883	2,429,427	(1.3)%
Shareholders' equity	215,309	195,241	10.3%
Employees (full-time equivalent)	343	339	1.2%

Share and Per Share Data:			
Net income	4.96	5.28	(6.1)%
Book value, at year end	45.13	41.07	9.9%
Tangible book value, at year end	40.55	36.48	11.2%
Dividends declared	1.24	1.24	-- %
Shares outstanding (average)	4,770	4,732	0.8%

Ratios:			
Allowance for credit losses to total loans	1.03%	1.14%	
Return on average assets	0.86%	0.94%	
Return on average equity	11.53%	14.11%	
Return on average tangible equity	12.90%	16.09%	
Efficiency ratio (adjusted)	68.89%	66.20%	

Trust Assets Under Administration (market value):			
as Fiduciary	$1,814,885	$1,775,452	2.2%
as Custodian	397,079	466,913	(15.0)%
	$2,211,964	$2,242,365	(1.4)%

Common Stock Market Prices and Dividends Paid During Past Two Years:

December 31, 2024	High	Low	Dividends
4th Quarter	$55.10	$46.30	$0.31
3rd Quarter	50.48	43.90	0.31
2nd Quarter	48.00	39.41	0.31
1st Quarter	49.94	41.21	0.31

December 31, 2023	High	Low	Dividends
4th Quarter	$50.17	$39.00	$0.31
3rd Quarter	43.01	37.60	0.31
2nd Quarter	41.51	34.20	0.31
1st Quarter	52.65	41.50	0.31

Dear Shareholders,
We are pleased to report that 2024 was a meaningful year for Chemung Financial Corporation. Continued loan growth, strong asset quality, and a record year from the Wealth Management Group all contributed to our success. Strategic initiatives played a crucial role in our accomplishments. We significantly expanded our presence in Western New York by opening a new regional banking center in Williamsville and launching the Canal Bank brand. We continued to improve customer experience, both digitally and in-person, and focused on making our operations more efficient.

Most importantly, we attained these results while staying true to the client-first, purpose-driven focus that defines our community banking model.

Financial Performance
In 2024, Chemung Financial Corporation achieved net income of $23.7 million, or earnings of $4.96 per share. Effective management of our net interest margin was critical to driving sustainable growth, and maintaining robust liquidity ensured strength amid evolving market conditions. Our focus on this balance enabled us to deliver strong results to our shareholders.

Year-over-year loan growth was strong, particularly in the commercial banking sector, where commercial and industrial loans grew by more than 13 percent. Our Capital Bank division continued its pattern of significant growth, with commercial loans exceeding $1.1 billion. This number is meaningful, with Capital Bank becoming the first division in the Corporation to reach $1 billion in this portfolio. Through the end of the third quarter in 2024, Capital Bank ranked fifth out of 21 banks in the region based on year-over-year growth in commercial and industrial loans, according to the Albany Business Review.

Net interest income for the year totaled $74.1 million, compared to $74.5 million in 2023, a decrease of $0.4 million, or 0.5 percent. This decrease was primarily due to a 68-basis-point increase in interest paid on deposits, or $14.1 million, which included brokered deposits and deposit campaigns relating to certificates of deposit. This rise in interest expense was somewhat offset by the average yield on commercial loans increasing 37 basis points, and average yields on consumer loans and residential mortgages increasing 69 and 30 basis points respectively.

Asset quality continues to be strong as the ratio of non-performing loans to total loans remained at historically low levels. Non-performing loans were $9.0 million at year end, or 0.43 percent of total loans, compared to $10.4 million, or 0.53 percent, at the end of 2023. With higher interest rates and a challenging economy, these numbers speak to the durability of communities and our credit standards.

The Corporation's primary generator of non-interest income is the Wealth Management Group (WMG). 2024 was a record year for revenue and new business, with WMG's fee income increasing $1.1 million year-over-year. The increase in fee income was largely due to improvements in equity markets during 2024. Additionally, CFS Group, Inc., the Corporation's brokerage arm, surpassed $1 million in revenue, and new business revenues for the division far exceeded expectations.

Strategic Initiatives
Growth in the Western New York region is a significant strategy of the Corporation. In 2024, we made meaningful progress on this approach when we opened a new regional banking center in Williamsville and launched the new Canal Bank brand. We recruited a Regional President for the division, as well as a strong team of seasoned commercial and retail bankers. Loan and deposit growth in the region validated our strategy as balance sheet growth exceeded expectations. We are strongly encouraged by the positive reaction the market has shown to our brand and our style of relationship-based community banking.

Also in 2024, we evaluated our fee schedules across the lines of business. Our fees were compared closely against the market and important peer institutions. The research revealed a significant opportunity to bring our fees in-line with our competition, and we instituted new fee structures in most lines of business during the third quarter while maintaining value for our clients. We expect these changes will account for significant additional annual revenue for the bank going forward.

The Corporation continued to focus on customer experience in 2024. Although our names and brands differ significantly, we operate seamlessly as one cohesive banking family to provide the best experience for our customers. From a digital experience perspective, our goal was to provide our customers with a more unified and frictionless experience by rebranding our platform to GoBanking – The Digital Experience at Chemung, Capital, and Canal Banks. In 2025, we look forward to continuing the improvement of our digital platform by completing a significant upgrade to our GoBanking suite of online and mobile banking services for consumers and businesses, as well as a complete redesign of the Chemung Canal and Capital Bank websites. We believe these upgrades will be a significant step forward in remaining competitive with elevated market standards and customer-experience expectations.

Operational Efficiency
As always, the Corporation focused on expense containment and efficiencies throughout the year. We maintained a steady headcount despite regional growth in Western New York and continued to evaluate our branch distribution network to optimize costs. In 2024, we consolidated our Station Branch in Ithaca, realizing significant cost savings with minimal client disruption and displacement. We remain judicious with our staffing levels in the branch network as the industry trend of declining in-person transactions continues.

In addition to staffing levels and distribution channels, the Corporation assessed its primary vendor relationships and outsourcing opportunities. After much research and thoughtful discussion, we began to outsource certain administrative functions to enhance our risk environment and reduce cost. Further, we negotiated a renewal to our contract with our core processor. These modifications will result in a meaningful reduction to non-interest expense for years to come. Finally, we continue to utilize Robotic Process Automations (RPAs) to reduce repetitive tasks and improve productivity. In 2024, our utilization of RPAs saved an estimated 7,200 hours in employee time. These initiatives, along with many others, will positively impact our efficiency ratio, but not at the expense of maintaining our commitment to a high level of customer experience.

Colleagues & Community
Commitment to our colleagues and our communities is a key priority. As discussed earlier, we managed our staffing levels throughout the year to maximize client experience and improve efficiency. We continued to invest in our teams by providing opportunities such as a mentoring program, educational programs, support for professional development, and Career Circles, which facilitate peer-to-peer mentoring.

Additionally, the Bank remains consistent with its commitment to community-based organizations. We focus on supporting not-for-profit organizations, schools, and groups that meet the basic needs of people, provide financial literacy, and support economic growth. Last year, our employees proudly volunteered well over 13,000 hours, and we were pleased to invest nearly $600,000 into our communities through sponsorships and charitable contributions.

Looking Ahead
We approach 2025 with confidence. The potential for favorable tax reform and more sensible regulatory oversight is encouraging. Although the economic landscape continues to change quickly, we are secure in the resilience of our franchise and the strength of our community banking model.

We will maintain our focus on key strategies to ensure consistent and sustainable performance: revenue growth, operational efficiencies, enhancing customer experience, and supporting our colleagues and communities.
The Corporation is fortunate to have a dedicated and talented staff, as well as a seasoned Board of Directors to provide guidance and leadership.

We appreciate the ongoing support of our shareholders, clients, employees, and the communities we serve, and we look forward to delivering meaningful results in the coming year.



Anders Tomson

Anders M. Tomson
President & CEO

David T Dalrymple

David J. Dalrymple
Chairman of the Board

Board of Directors

The Annual Meeting of Shareholders will be held virtually on Tuesday, June 3, 2025, at 2:00 p.m.



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



Raimundo C. Archibold, Jr.
Managing Director,
Schwartz Heslin Group, Inc.



Ronald M. Bentley
Retired President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



David M. Buicko
President & CEO
Galesi Group



David J. Dalrymple
Chairman of the Board
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.; President
Dalrymple Gravel & Contracting



Robert H. Dalrymple
Vice President & Secretary
Dalrymple Holding Corporation
President, Seneca Stone
Corporation; Vice President,
Chemung Contracting Corporation



Richard E. Forrestel, Jr.
Treasurer
Cold Spring Construction Co.



Denise V. Gonick
Owner & Strategic Advisor
Cross Sound Concepts



Stephen M. Lounsberry III
President
Applied Technology
Manufacturing Corporation



Joseph F. Meade IV
President & CEO
Mercury Corporation Inc.



Jeffrey B. Streeter
President
Streeter Associates



G. Thomas Tranter, Jr.
Retired President
Corning Enterprises



Thomas R. Tyrrell
Vice President
NFP Corporation

This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Corporation's expected financial position and operating results, the Corporation's business strategy, the Corporation's financial plans, forecasted demographic and economic trends relating to the Corporation's industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." The Corporation cannot guarantee that its expectations in such forward-looking statements will turn out to be correct. The Corporation's actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk,

Executive Management Team



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



L. Dale Cole
Executive Vice President
Chief Information Officer



Peter K. Cosgrove
Executive Vice President
Chief Credit Officer



Vincent M. Cutrona
President
Canal Bank Division



Daniel D. Fariello
President
Capital Bank Division



Kimberly A. Hazelton
Executive Vice President
Retail Client Services



Scott T. Heffner
Senior Vice President
Director of Marketing



Jeffrey P. Kenefick
President
Chemung Canal Division



Kathleen S. McKillip
Senior Vice President
Corporate Secretary



Dale M. McKim III
Executive Vice President
Chief Financial Officer
& Treasurer



Mary E. Meisner
Executive Vice President
Chief Risk Officer



Monica L. Ridosh
Senior Vice President
Director of Human
Resources



Thomas W. Wirth
Executive Vice President
Wealth Management Group

inflation, tariffs, cybersecurity risks, changes in FDIC assessments, bank failures, difficulties in managing the Corporation's growth, competition, changes in law or the regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation's 2024 Annual Report on Form 10-K.These filings are available publicly on the SEC's website at http://www.sec.gov, on the Corporation's website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901.

Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Form 10-K Annual Report: A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after April 23, 2025, upon written request to the Corporation's secretary. A copy is also available on our Transfer Agent, Equiniti Trust Company's website at www.astproxyportal.com/ast/01079.

Capital Bank Advisory Board

Carl Becker
Vice President & Counsel
The Windsor Companies

Larry Becker
Chief Operating Officer
The Windsor Companies

Kenneth Brownell
Managing Director
Vanguard-Fine, LLC

Jonathan deForest
President & Principal
BBL Construction Services, LLC

Michael Elmendorf
President & CEO
Associated General Contractors of NYS

Paola Horvath
Owner
Orange Theory Fitness

Gerald Jennings
Former Mayor
City of Albany

Spencer Jones
Senior Vice President, Operations
Cass Hill Development

Robert L. Kind
Managing Shareholder
Teal, Becker & Chiaramonte CPAs

Raymond Kinley, Jr.
Retired President & CEO
Clough Harbour & Associates

John Maloy
Managing Partner
James H. Maloy, Inc.

Mark Rosen
President
Dawn Homes Management

Jacqueline Rosetti-Falvey
President
Rosetti Properties

Dean Rueckert
Past President
Rueckert Advertising

Edward Trombly
Partner
Barclay Damon

Senior Vice Presidents

Laura Bennett
Retail Lending

Christopher Coletta
Commercial Lending

Catherine Crandall
WMG Estate Administration

Christopher Kelly
WMG Retirement Services

Elizabeth Kraus
Commercial Lending

Mark Lasch
WMG Investment Services

James Morton, IV
WMG Investment Services

Eric Spriegel
Commercial Lending

Joseph Tascone
WMG Investment Services

Thomas Whitaker
Finance

Vice Presidents

Michael Blatt
WMG Investment Services

Gregory Bruno
Business Banking

Peter Capozzola
WMG Investment Services

Christopher Conklin
Information Security

Alison Conklin-Devita
Regulatory Risk

Joshua Cukerstein
Commercial Lending

Bryce Cutler
Business Banking

Justin Faulkner
CFS Group

Shelby Fay
WMG Investment Services

Mark Fife
Business Banking

Yvette Francisco
Loan Review

Nathan Gage
WMG Retirement Services

Kari Guagenti
Commercial Lending

Kevin Harrigan
Commercial Lending

Darick Harriger
Information Technology

Michael Hart
WMG Estate Administration

James Hartle
Branch Administration

Kristen Henderson
Operations & Technology Division

Gregory Horton
Finance

Mary Keefe
Business Services

James Kresge
Commercial Credit

Danielle Krisko
Commercial Lending

Evan Maloney
Commercial Lending

Sarah Manasse
Commercial Lending

Mary Anne Narosky
Business Client Services

Michael Novotny
Branch Administration

Nino Pellegrino
Business Banking

Kathryn Rayne
Finance

Jennifer Sczepanski
Branch Administration

John Stempin
Finance

Gregory Stewart
WMG Investment Services

Billie Taft-Sitler
Commercial Lending

Schuyler Tilly Jr.
Commercial Lending

Kristina Vaselewski
WMG Prestige Banking

Patrick Ward
WMG Prestige Banking

Renée Wheeler
Business Banking

Cortni Wickham
Commercial Credit

Tyler Wilson
Compliance

Assistant Vice Presidents

Christina Allen
Ithaca - Elmira Road

Bruce Boughton
Montour Falls & Watkins Glen

Kevin Brimmer
WMG Investment Services

Dena Carrigan
Horseheads

Pamela Colomaio
Bath & Corning

Kathleen Cook
Assistant Corporate Secretary

Jennifer Cruise
WMG Support Services

Sarah Darling
Human Resources

Jebb Dennis
Enterprise Project Management

Austin Farrell
WMG Estate Administration

Deborah French
Main Office

Judith Frisk
Arnot Road & Westside

Michelle Goca
Latham

Tara Humphrey
Loan Operations

Tonya Johnson
Regulatory Risk

Carol Kane
Southport

Barbara Keller
Indirect Lending

Cassandra Kerr
Williamsville

Zachary Knapp
Municipal Banking

Megan Kozdemba
Real Estate Lending

Heather Machmer
Commercial Lending

Andrea McClure
WMG Tax Services

Julianne Meeker
Information Technology

Lenora Phillips
Real Estate Lending

Sarah Pitcher
Seneca Falls & Grant Avenue

Kyle Reyell
Schenectady & Wolf Rd

Jody Scott
Elmira Heights

Veronica Seymour
Canton & Troy

Connie Sibrava
WMG Administration

Sara Soprano
WMG Retirement Services

Charolette Truxal
Binghamton & Vestal

Mary Beth Uebrick
Real Estate Lending

Heidi Wahl
WMG Estate Administration

Tracey Wardwell
Clifton Park & Wilton

Sue Williams
Owego & Waverly

Sarah Williamson
Business Services

Lauren Zell
WMG Retirement Services

Assistant Treasurers

Jacob Aquilio
Finance

Wendy Bixler
Logistical Support

Heidi Cleary
Resource Recovery

Tonya DeLige
Account Services

Amy Fassett
Real Estate Lending

Erica Gaylord
Branch Administration

Jolie Guiles
Contact Center

Delores Hudson
Regulatory Risk

Jessica Khan
Community Corners

Alice Kiser
Regulatory Risk

Ashley Skiff
Account Services

Dana Stewart
Business Services

Andrew Stockwell
Cortland

Erie Canal
Williamsville
Seneca Falls
Auburn
Saratoga Springs
Clifton Park
Latham
Schenectady
Albany
Slingerlands
Cortland
Ithaca
Bath
Watkins Glen
Montour Falls
Corning
Horseheads
Owego
Binghamton
Southport
Elmira
Waverly
Vestal
NEW YORK
PENNSYLVANIA
Troy
Canton

Chemung Financial Corporation

2024 Annual Report









Chemung Canal Trust Company

CANAL BANK
A Division of Chemung Canal Trust Company

CAPITAL BANK
A division of Chemung Canal Trust Company

CFS GROUP, INC.